FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2010

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s information below is furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the risk that the European acquisition (the “Acquisition”) will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management's knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realize the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the fiscal 2010 or beyond.

Sappi Limited

Stock Exchange Announcement

Sappi Limited
(Registration number 1936/008963/06)
(Incorporated in the Republic of South Africa)
Share code : SAP  ISIN : ZAE000006284
(“Sappi” or the “Company”)

02 March 2009

Sappi Trading Update at the Annual General Meeting of 01 March 2010

Speaking today at the Annual General Meeting, Sappi non-executive chairman Dr Danie Cronjé provided the following update on trading conditions for the group:

We reported our results for our first financial quarter on 28 January 2010 which reflected a substantial improvement in operating profit excluding special items compared to the equivalent quarter last year and to the prior quarter.

Looking forward we see the same general outlook that we reported in our 2009 Annual Report and 2010 first quarter Results.

Conditions in our major markets are expected to improve gradually in 2010, resulting in rising demand for our products.  Although we expect demand and our capacity utilisation to improve compared to financial 2009, we do not expect demand to return to 2008 levels.  We will therefore continue to manage our output to meet customer demand.  Current indications are that recovery of coated mechanical paper is lagging that of coated woodfree paper, which will negatively impact our European business.

Input prices for our raw materials and energy are likely to continue rising. The strong demand for pulp and chemical cellulose, accompanied by rising prices, is expected to have a favourable effect on the South African and North American businesses, which are net pulp sellers.

Increased pulp prices are, however, expected to result in rising costs for our European business, which purchases more than half of its pulp requirements.  As a result of the very low prices of coated woodfree paper, good capacity utilisation and these cost pressures, we have announced price increases of at least 10% for coated woodfree paper in Europe with effect from March 2010.

The achievement of synergies from our European acquisition last year is already close to our target to achieve €120 million per annum within 3 years.  This, together with our cost reduction initiatives, mill and capacity closures over the past year, is expected to help us to offset rising input costs.

We continue to expect an improvement in operating profitability excluding special items in financial 2010.  While we continue to face volatile market conditions and our finance costs will be substantially higher than in the past, we believe we are on the way to improved profitability and returns and lower debt levels.

Looking specifically at the second financial quarter –

We completed a scheduled major pulp mill maintenance shut at Ngodwana Mill, and a 5 day shut at Saiccor Mill in Southern Africa, during January and February 2010, which will negatively impact our result during the second financial quarter.

In Europe the Stockstadt coated woodfree paper machine, which was shut as a result of an electrical fire in December, is expected to restart towards the end of March 2010.  The cost of restoration and business interruption is expected to be approximately US$30 million (not €30 million as reported in January), most of which is self-insured.

It will be too early to see any major impact from the price increase in Europe in the financial results for the quarter ending March.

We expect the operating profit excluding special items in our second financial quarter to remain positive but to be below the level achieved in the first quarter.
END

For further information contact:

Robert Hope
Group Head Strategic Development
Sappi Limited
Tel +27 (0) 11 407 8492
Robert.Hope@sappi.com

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 (0) 11 407 8044
Mobile +27 (0) 83 235 2973
Andre.Oberholzer@sappi.com

    Or Brunswick South Africa Tel + 27 (0) 11 502 7300

Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. The words ‘believe’, ‘anticipate’, ‘expect’, ‘intend’, ‘estimate’, ‘plan’, ‘assume’, ‘positioned’, ‘will’, ‘may’, ‘should’, ‘risk’ and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to, the impact of the global economic downturn, the risk that the Acquisition will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, expected revenue synergies and cost savings from the Acquisition may not be fully realized or realized within the expected time frame, revenues following the Acquisition may be lower than expected, any anticipated benefits from the consolidation of the European paper business may not be achieved, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, possible early termination of alternative fuel tax credits, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

We have included in this announcement an estimate of total synergies from the Acquisition and the integration of the acquired business into our existing business. The estimate of synergies is based on assumptions which in the view of our management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of our management’s knowledge and belief, the expected course of action and the expected future financial impact on our performance due to the Acquisition. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that we will be able to successfully implement the strategic or operational initiatives that are intended, or realise the estimated synergies. This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such or relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 2, 2010

SAPPI LIMITED,

by	/s/ L. Newman
Name: L. Newman
Title: Group Financial Controller